SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                            Genesys Conferencing Logo


FOR IMMEDIATE RELEASE

               Genesys Conferencing to hold Annual General Meeting
                                on June 28, 2002

Denver, Colorado, and Montpellier, France - June 19, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced that upon issuance of a second notice, the Annual General Meeting of Genesys Conferencing will be held on June 28, 2002 at 5:00 pm (CET) at the company headquarters, Immeuble <<L'Acropole>> 954-980 avenue Jean Mermoz, Montpellier (France).

The Annual General Meeting was originally scheduled for June 17, 2002. The second notice has been given as a quorum was not reached on the originally scheduled date.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). www.genesys.com


      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP


Paul Joyal         Direct Line: +1 781-761-6231      paul.joyal@genesys.com
Florence Catel     Direct Line: +33 4 99 13 27 49    florence.catel@genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2002

                                 GENESYS SA


                                 By: /s/ Francois Legros
                                     ---------------------------------
                                     Name: Francois Legros
                                     Title: Chairman and Chief Executive Officer